Exhibit to Accompany
Item 77J
Form N-SAR
Devcap Shared Return Fund



According to the provisions of Statement of Position 93 - 2 (SOP 93 - 2) Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies, the Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). Accordingly, at July 31, 2001, a reclassification was made to increase accumulated net investment income by $81,056, decrease accumulated net realized gain by $81,077 and increase paid in capital by $12.

This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital account on a tax basis.

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K:\DEVCAP\NSAR\7 31 01 rocsop exhib.doc
09/28/01